SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2019

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-_____.

QUARTERLY REPORT

Quarter Ended June 30, 2019

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of United Kingdom and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holding Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.68.92, as published by Federal Reserve Board of Governors on June 28, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION TITLED “OPERATING AND FINANCIAL REVIEW, TREND INFORMATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

2

3

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2019		June 30, 2019		March 31, 2019
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	30	Rs.	2,067	Rs.	2,228
Other investments	5		357		24,628		22,529
Trade and other receivables	24		549		37,845		39,869
Inventories	6		510		35,137		33,579
Derivative financial instruments			5		338		360
Tax assets			37		2,516		3,400
Other current assets			189		13,031		12,536
Total current assets		U.S.$	1,677	Rs.	115,562	Rs.	114,501
Non-current assets
Property, plant and equipment		U.S.$	785	Rs.	54,083	Rs.	54,088
Goodwill	10		57		3,916		3,902
Other intangible assets			637		43,905		44,367
Trade and other receivables	24		2		116		113
Investment in equity accounted investees			32		2,231		2,529
Other investments	5		25		1,744		813
Deferred tax assets			67		4,605		4,168
Other non-current assets			13		928		946
Total non-current assets		U.S.$	1,618	Rs.	111,528	Rs.	110,926
Total assets		U.S.$	3,295	Rs.	227,090	Rs.	225,427
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	215	Rs.	14,842	Rs.	14,553
Short-term borrowings	12		198		13,625		12,125
Long-term borrowings, current portion	12		60		4,105		4,256
Provisions			60		4,119		4,166
Tax liabilities			7		510		181
Derivative financial instruments			1		78		68
Bank overdraft	4		0		2		-
Other current liabilities			344		23,699		24,351
Total current liabilities		U.S.$	885	Rs.	60,980	Rs.	59,700
Non-current liabilities
Long-term borrowings	12	U.S.$	242	Rs.	16,657	Rs.	22,000
Deferred tax liabilities			8		543		610
Provisions			1		51		52
Other non-current liabilities			38		2,651		2,868
Total non-current liabilities		U.S.$	289	Rs.	19,902	Rs.	25,530
Total liabilities		U.S.$	1,174	Rs.	80,882	Rs.	85,230
Equity
Share capital	15	U.S.$	12	Rs.	831	Rs.	830
Treasury shares			(15)		(1,009)		(535)
Share premium			121		8,342		8,211
Share based payment reserve			15		1,002		990
Capital redemption reserve			3		173		173
Retained earnings			1,963		135,288		128,646
Other components of equity			23		1,581		1,882
Total equity		U.S.$	2,121	Rs.	146,208	Rs.	140,197
Total liabilities and equity		U.S.$	3,295	Rs.	227,090	Rs.	225,427

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2019		2019		2018
		Convenience translation (See Note 2(d))
Revenues	23	U.S.$	558	Rs.	38,435	Rs.	37,207
Cost of revenues			270		18,576		16,479
Gross profit			288		19,859		20,728
Selling, general and administrative expenses			175		12,065		12,106
Research and development expenses			52		3,609		4,157
Other income, net	13		(55)		(3,759)		(303)
Total operating expenses			173		11,915		15,960
Results from operating activities (A)			115		7,944		4,768
Finance income			10		690		351
Finance expense			(4)		(297)		(195)
Finance income, net (B)	14		6		393		156
Share of profit of equity accounted investees, net of tax (C)			2		163		83
Profit before tax [(A)+(B)+(C)]			123		8,500		5,007
Tax expense	18		27		1,872		446
Profit for the period		U.S.$	96	Rs.	6,628	Rs.	4,561
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	0.58	Rs.	39.98	Rs.	27.48
Diluted earnings per share of Rs.5/- each		U.S.$	0.58	Rs.	39.91	Rs.	27.45

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2019		2019		2018
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	96	Rs.	6,628	Rs.	4,561
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(1)	Rs.	(47)	Rs.	(515)
Tax impact on above items		-		-		140
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(1)	Rs.	(47)	Rs.	(375)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(0)	Rs.	(7)	Rs.	-
Foreign currency translation adjustments		(2)		(172)		(78)
Effective portion of changes in fair value of cash flow hedges, net		(1)		(84)		(278)
Tax impact on above items		0		23		118
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	(3)	Rs.	(240)	Rs.	(238)
Other comprehensive loss for the period, net of tax	U.S.$	(4)	Rs.	(287)	Rs.	(613)
Total comprehensive income/(loss) for the period	U.S.$	92	Rs.	6,341	Rs.	3,948

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share- based payment reserve		FVTOCI instruments			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains /(losses)		Retained earnings			Total
Balance as of April 1, 2019	Rs.	830	Rs.	8,211	Rs.	(535)	Rs.	990	Rs.	(1,910)		Rs.	4,031	Rs.	156	Rs.	173	Rs.	(395)	Rs.	128,646		Rs.	140,197
Profit for the period		-		-		-		-		-			-		-		-		-		6,628			6,628
Net change in fair value of financial instruments		-		-		-		-		(68)			-		-		-		-		14	(3)		(54)
Foreign currency translation adjustments		-		-		-		-		-			(172)		-		-		-		-			(172)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.23		-		-		-		-		-			-		(61)		-		-		-			(61)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(68)		Rs.	(172)	Rs.	(61)	Rs.	-	Rs.	-	Rs.	6,642		Rs.	6,341
Issue of equity shares on exercise of options		1		131		-		(124)		-			-		-		-		-		-			8
Share-based payment expense		-		-		-		136		-			-		-		-		-		-			136
Purchase of treasury shares		-		-		(474)		-		-			-		-		-		-		-			(474)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	131	Rs.	(474)	Rs.	12	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-		Rs.	(330)
Balance as of June 30, 2019 [(A)+(B)+(C)]	Rs.	831	Rs.	8,342	Rs.	(1,009)	Rs.	1,002	Rs.	(1,978)		Rs.	3,859	Rs.	95	Rs.	173	Rs.	(395)	Rs.	135,288		Rs.	146,208
Convenience translation (See note 2(d))	U.S.$	12	U.S.$	121	U.S.$	(15)	U.S.$	15	U.S.$	(29)		U.S.$	56	U.S.$	1	U.S.$	3	U.S.$	(6)	U.S.$	1,963		U.S.$	2,121

Balance as of April 1, 2018	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865		Rs.	126,460
Adjustment on account of transition to IFRS 9(1)		-		-		-		-		(50)			-		-		-		-		(12)			(62)
Adjusted balance as of April 1, 2018 (A)	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,096	)(2)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,853		Rs.	126,398
Profit for the period		-		-		-		-		-			-		-		-		-		4,561			4,561
Net change in fair value of financial instruments, net of tax benefit of Rs.140		-		-		-		-		(375)			-		-		-		-		-			(375)
Foreign currency translation adjustments, net of tax benefit of Rs.14		-		-		-		-		-			(64)		-		-		-		-			(64)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.104		-		-		-		-		-			-		(174)		-		-		-			(174)
Total comprehensive income (B)	Rs.	0	Rs.	-	Rs.	-	Rs.	-	Rs.	(375)		Rs.	(64)	Rs.	(174)	Rs.	-	Rs.	-	Rs.	4,561		Rs.	3,948
Issue of equity shares on exercise of options		0		165		-		(165)		-			-		-		-		-		-			0
Share-based payment expense		-		-		-		84		-			-		-		-		-		-			84
Total transactions with owners of the Company (C)	Rs.	0	Rs.	165	Rs.	-	Rs.	(81)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-		Rs.	84
Balance as of June 30, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	7,955	Rs.	-	Rs.	940	Rs.	(1,471)		Rs.	4,120	Rs.	(129)	Rs.	173	Rs.	(402)	Rs.	118,414		Rs.	130,430
Convenience translation (See note 2(d))	U.S.$	12	U.S.$	116	U.S.$	-	U.S.$	14	U.S.$	(21)		U.S.$	60	U.S.$	(2)	U.S.$	3	U.S.$	(6)	U.S.$	1,730		U.S.$	1,905

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was transferred to retained earnings.
(2)	Represents mark to market gain/(loss) on available-for-sale financial instruments (under erstwhile IAS 39) which were recognized in other comprehensive income (“OCI”). The amount was retained in OCI and would be re-classified to retained earnings only on disposal of these investments.
(3)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2019		2019		2018
	Convenience translation (See Note 2(d))
Cash used in operating activities:
Profit for the period	U.S.$	96	Rs.	6,628	Rs.	4,561
Adjustments for:
Income tax expense		27		1,872		446
Fair value changes and profit on sale of mutual funds		(5)		(311)		(108)
Depreciation and amortization		45		3,083		2,983
Impairment loss on property, plant and equipment, and other intangible assets		-		-		127
Allowance for credit loss and doubtful trade and other advances		1		91		30
(Gain)/loss on sale of property, plant and equipment and other intangible assets, net		(0)		(5)		(68)
Share of profit of equity accounted investees		(2)		(163)		(83)
Foreign exchange (gain)/loss, net		(6)		(438)		(709)
Interest (income)/expense, net		1		72		62
Equity settled share-based payment expense		2		136		84
Changes in operating assets and liabilities:
Trade and other receivables		28		1,954		(6,492)
Inventories		(22)		(1,550)		(2,362)
Trade and other payables		5		326		(862)
Other assets and other liabilities, net		(12)		(825)		(1,436)
Cash generated from/(used in) operations		158		10,870		(3,827)
Income tax paid, net		(15)		(1,037)		(1,195)
Net cash generated from/(used in) operating activities	U.S.$	143	Rs.	9,833	Rs.	(5,022)
Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		(15)		(1,058)		(2,307)
Proceeds from sale of property, plant and equipment and other intangible assets		5		304		325
Expenditure on other intangible assets		(6)		(381)		(205)
Purchase of other investments		(717)		(49,385)		(15,031)
Proceeds from sale of other investments		676		46,609		20,595
Interest received		3		220		85
Net cash generated from/(used in) investing activities	U.S.$	(54)	Rs.	(3,691)	Rs.	3,462
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		0		0		0
Proceeds from/(repayment of) short-term borrowings, net		22		1,496		1,583
Purchase of treasury shares		(7)		(474)		-
Repayment of long-term borrowings		(100)		(6,913)		(24)
Interest paid		(6)		(422)		(365)
Net cash generated from/(used in) financing activities	U.S.$	(92)	Rs.	(6,313)	Rs.	1,194
Net decrease in cash and cash equivalents		(2)		(171)		(366)
Effect of exchange rate changes on cash and cash equivalents		0		8		(7)
Cash and cash equivalents at the beginning of the period		32		2,228		2,542
Cash and cash equivalents at the end of the period (Refer Note 4)	U.S.$	30	Rs.	2,065	Rs.	2,169

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These interim financial statements were authorized for issuance by the Company’s Board of Directors on July 29, 2019.

b)	Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2019 contained in the Company’s Annual Report on Form 20-F except for the changes to the accounting policies on adoption of IFRS 16, “Leases”.

Several other amendments and interpretations apply for the first time in fiscal year 2019-20, but does not have an impact on the interim financial statements of the Company.

c)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	financial assets are measured either at fair value or at amortized cost depending on the classification;

•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under leases, are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value; and

•	investments in joint ventures are accounted for using the equity method.

d)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended June 30, 2019 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.68.92, as published by the Federal Reserve Board of Governors on June 28, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

e)	Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2019.

g)	New accounting standards effective as on April 1, 2019

IFRS 16 Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019.

Detailed below is the impact of the implementation of IFRS 16 on the Company:

IFRS 16 Leases changed the financial statements as the majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognized on the balance sheet. The lease liability reflects the net present value of the remaining lease payments, and the right-of-use asset corresponds to the lease liability, adjusted for payments made before the commencement date, lease incentives and other items related to the lease agreement.

Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as a functional expense, is recorded as interest expense. In addition, the portion of the lease payments which represents the reduction of the lease liability is recognized in the cash flow statement as an outflow from financing activities, which was previously fully recognized as an outflow from operating activities.

The Company implemented the new standard on April 1, 2019, and applied the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the balance sheet immediately before the date of initial application and will not restate prior years.

The Company elected to use the transition practical expedient that allows the standard to be applied only to contracts previously identified under IAS 17/IFRIC 4.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

The Company also elected to use the recognition exemption for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases) and lease contracts for which the underlying asset is of low value (low value assets).

The Company recognized on April 1, 2019, lease liabilities of Rs. 1,335 (presented as part of borrowings) and right-of-use assets of Rs. 1,153 (after adjustments of Rs. 182 towards lease incentives and other items related to the lease agreement as at March 31, 2019) (presented as part of Property, plant and equipment).Consequently, the Company has recognized an amount of Rs.103 in depreciation expense and Rs.35 in finance costs for the three months period ended June 30, 2019.

As a lessor, the Company had no impact upon adoption.

The updated accounting policies of the Company, effective April 1, 2019, upon adoption of IFRS 16 – Leases are as follows:

Leases

As lessee, the Company assesses whether a contract contains a lease at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the future lease payments as from the commencement date of the lease. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate in the respective markets.

The right-of-use assets are initially recognized on the balance sheet at cost, which comprises the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.

Accounting policy relating to leases before April 1, 2019:

Leases

At the inception of each lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company’s statements of financial position. Payments made under operating leases are recognized in the consolidated income statement on a straight-line basis over the term of the lease.

Operating lease incentives received from the landlord are recognized as a reduction of rental expense on a straight line basis over the lease term.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Chief Executive Officer is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and commercialization of differentiated formulations. These products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others. This consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues and expenses is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the three months ended June 30, 2019										For the three months ended June 30, 2018
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	32,982	Rs.	4,539	Rs.	281	Rs.	633	Rs.	38,435	Rs.	30,636	Rs.	5,409	Rs.	726	Rs.	436	Rs.	37,207
Gross profit	Rs.	19,007	Rs.	325	Rs.	207	Rs.	320	Rs.	19,859	Rs.	18,756	Rs.	1,185	Rs.	594	Rs.	193	Rs.	20,728
Selling, general and administrative expenses										12,065										12,106
Research and development expenses										3,609										4,157
Other (income)/expense, net										(3,759)										(303)
Results from operating activities									Rs.	7,944									Rs.	4,768
Finance (expense)/income, net										393										156
Share of profit of equity accounted investees, net of tax										163										83
Profit before tax									Rs.	8,500									Rs.	5,007
Tax expense										1,872										446
Profit for the period									Rs.	6,628									Rs.	4,561

(1)	Revenues for the three months ended June 30, 2019 and 2018 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,394 and Rs.1,486, respectively.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2019		2018
India	Rs.	7,628	Rs.	6,821
United States		17,089		17,708
Russia		3,964		3,788
Others		9,754		8,890
	Rs.	38,435	Rs.	37,207

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2019		March 31, 2019
Cash on hand	Rs.	2	Rs.	2
Balances with banks		1,862		2,102
Term deposits with banks (original maturities less than 3 months)		203		124
Cash and cash equivalents in the statement of financial position	Rs.	2,067	Rs.	2,228
Bank overdrafts used for cash management purposes		(2)		-
Cash and cash equivalents in the statement of cash flow	Rs.	2,065	Rs.	2,228
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	106	Rs.	112
Other restricted cash balances		12		12

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds and debentures, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of June 30, 2019 and March 31, 2019 were as follows:

	As of June 30, 2019						As of March 31, 2019
	Cost		Unrealized gain/(loss)		Fair value(2)		Cost		Unrealized gain/(loss)		Fair value (2)
In units of mutual funds	Rs.	16,344	Rs.	92	Rs.	16,436	Rs.	15,933	Rs.	307	Rs.	16,240
In equity securities(1)		2,702		(1,972)		730		2,703		(1,911)		792
In bonds and debentures		5,173		(7)		5,166		5,272		-		5,272
In commercial paper		459		-		459		459		-		459
Term deposits with banks		3,560		-		3,560		558		-		558
Others		21		-		21		21		-		21
	Rs.	28,259	Rs.	(1,887)	Rs.	26,372	Rs.	24,946	Rs.	(1,604)	Rs.	23,342
Current portion
In units of mutual funds	Rs.	16,344	Rs.	92	Rs.	16,436	Rs.	15,933	Rs.	307	Rs.	16,240
In bonds and debentures		4,180		(7)		4,173		5,272		-		5,272
In commercial paper		459		-		459		459		-		459
Term deposits with banks		3,560		-		3,560		558		-		558
	Rs.	24,543	Rs.	85	Rs.	24,628	Rs.	22,222	Rs.	307	Rs.	22,529
Non-current portion
In equity securities(1)	Rs.	2,702	Rs.	(1,972)	Rs.	730	Rs.	2,703	Rs.	(1,911)	Rs.	792
In bonds and debentures		993		-		993		-		-		-
Others		21		-		21		21		-		21
	Rs.	3,716	Rs.	(1,972)	Rs.	1,744	Rs.	2,724	Rs.	(1,911)	Rs.	813

(1)	Primarily represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 31 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

(2)	Interest accrued but not due on bonds and debentures, commercial paper and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as under:

Investments in units of mutual funds	Fair value through profit and loss
Investments in equity securities	Fair value through other comprehensive income
Investments in market linked debentures	Fair value through other comprehensive income
Investments in bonds, commercial paper, term deposits and others	Amortized cost

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Inventories

Inventories consist of the following:

	As of
	June 30, 2019		March 31, 2019
Raw materials	Rs.	9,744	Rs.	8,920
Work-in-progress		8,108		7,201
Finished goods (includes stock-in-trade)		14,574		14,969
Packing materials, stores and spares		2,711		2,489
	Rs.	35,137	Rs.	33,579

Details of inventories recognized in consolidated income statement are as follows:

	For the three months ended June 30,
	2019		2018
Raw materials, consumables and changes in finished goods and work in progress	Rs.	11,283	Rs.	8,479
Inventory write-downs		786		816

7.	Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican Pesos, Ukrainian hryvnias, Euros and South African rands. The Company uses forward, option and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as foreign currency borrowings as part of its foreign currency exposure risk mitigation strategy.

Details of gain/(loss) recognized in respect of derivative contracts

	For the three months ended June 30,
	2019		2018
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(28)	Rs.	(523)
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions		(84)		(278)
Net gain/(loss) recognized as component of revenue		41		(32)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.145 and a gain of Rs.229 as at June 30, 2019 and March 31, 2019, respectively.

8.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Derivative financial instruments

The Company uses derivative contracts to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Financial instruments (continued)

The carrying value and fair value of financial instruments as at June 30, 2019 and March 31, 2019 were as follows:

	As of June 30, 2019				As of March 31, 2019
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	2,067	Rs.	2,067	Rs.	2,228	Rs.	2,228
Other investments(1)		26,372		26,372		23,343		23,343
Trade and other receivables		37,961		37,961		39,982		39,982
Derivative financial assets		338		338		360		360
Other assets(2)		2,924		2,924		2,843		2,843
Total	Rs.	69,662	Rs.	69,662	Rs.	68,756	Rs.	68,756
Liabilities:
Trade and other payables	Rs.	14,842	Rs.	14,842	Rs.	14,553	Rs.	14,553
Derivative financial liabilities		78		78		68		68
Long-term borrowings		20,762		20,762		26,256		26,256
Short-term borrowings		13,625		13,625		12,125		12,125
Bank overdraft		2		2		-		-
Other liabilities and provisions(3)		22,297		22,297		21,902		21,902
Total	Rs.	71,606	Rs.	71,606	Rs.	74,904	Rs.	74,904

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.11,035 and Rs.10,639 as of June 30, 2019 and March 31, 2019, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.8,223 and Rs.8,898 as of June 30, 2019 and March 31, 2019, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2019:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL- Financial asset - Investments in units of mutual funds	Rs.	16,436	Rs.	-	Rs.	-	Rs.	16,436
FVTOCI – Financial asset- Investment in equity securities		729		-		-		729
FVTOCI – Financial asset - Investment in market linked debentures		1,993		-		-		1,993
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		260		-		260

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2019:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL- Financial asset- Investments in units of mutual funds	Rs.	16,240	Rs.	-	Rs.	-	Rs.	16,240
FVTOCI – Financial asset - Investment in equity securities		791		-		-		791
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		292		-		292

(1) The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at June 30, 2019 and March 31, 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

9.	Property, plant and equipment

Acquisitions and disposals

	For the three months ended June 30,				For the year ended March 31,
	2019		2018		2019
Cost of assets acquired during the period	Rs.	987	Rs.	1,925	Rs.	8,313
Right to use assets capitalized on adoption of IFRS 16		1,174		-		-
Net book value of assets disposed of during the period		40		13		816
Loss/(gain) on disposal during the period		(5)		(6)		(1,088)
Net book value of assets classified as held for sale (A)		-		786		-
Depreciation expense		2,124		2,120		8,362
Impairment loss recorded on write-down of assets to fair value less costs to sell (B)(1)		-		(94)		(94)
Assets classified as held for sale [(A)+(B)]		-		692		-

(1)Consequent to the Company’s plan to dispose of certain non-current assets, these assets were measured at lower of the carrying value and fair value less costs to sell. Accordingly, an amount of Rs.94 had been recognized as impairment loss for the three months ended June 30, 2018.

Capital commitments

As of June 30, 2019 and March 31, 2019, the Company was committed to spend Rs.3,542 and Rs.2,495, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as at June 30, 2019 and March 31, 2019:

	As of
	June 30, 2019		March 31, 2019
Opening balance, gross	Rs.	20,176	Rs.	20,219
Effect of translation adjustments		14		(43)
Impairment loss(1)		(16,274)		(16,274)
Closing balance	Rs.	3,916	Rs.	3,902

(1) The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

11.	Other intangible assets

	For the three months ended June 30,				For the year ended March 31,
	2019		2018		2019
Additions during the period(1)	Rs.	533	Rs.	347	Rs.	2,144
Amortization expense		959		863		3,828
Impairment loss recognized during the period		-		33		116

(1) During the three months ended June 30, 2019, the Company acquired a portfolio of approved, non-marketed Abbreviated New Drug Applications (ANDAs) in the U.S. from Teva for a total consideration of Rs.277 (U.S.$4). The Company recognised these ANDAs acquired as product related intangibles.

Details of significant separately acquired intangible assets as of June 30, 2019:

Particulars of the asset	Acquired from	Carrying cost
ANDAs	Teva and an affiliate of Allergan	Rs.	24,345
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		5,452
Intellectual property rights relating to PPC-06 (Tepilamide Fumarate)	Xenoport, Inc		3,558
Habitrol ® brand	Novartis Consumer Health Inc.		2,255
Beta brand	3i Group plc		959
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,633
Intellectual property rights relating to Xeglyze™ lotion	Hatchtech Pty Limited		1,070
Over the counter product brands	Ducere Pharma LLC		781
Intellectual property rights relating to fondaparinux sodium	Alchemia Limited		112
ANDAs	Gland Pharma Limited		305

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company which are repayable within 6 to 12 months from the date of drawdown and other unsecured loans drawn by certain of its subsidiaries in Switzerland, the United States, Russia, Mexico, Ukraine and South Africa.

Short-term borrowings consist of the following:

	As of
	June 30, 2019		March 31, 2019
Pre-shipment credit	Rs.	5,866	Rs.	5,463
Other borrowings		7,759		6,662
	Rs.	13,625	Rs.	12,125

The interest rate profile of short-term borrowings from banks is given below:

	As of
	June 30, 2019		March 31, 2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	USD	1 Month LIBOR + 16.5 to 30 bps	USD	1 Month LIBOR + 25 to 40 bps
Other borrowings	USD	1 Month LIBOR + 78 bps	USD	1 Month LIBOR + 65 to 95 bps
	RUB	8.49%	RUB	8.22%
	ZAR	1Month JIBAR+120 bps	ZAR	1Month JIBAR+120 bps
	MXN	TIIE + 1.25%	MXN	TIIE + 1.25%
	-	-	UAH	21.50%
	INR	8.45%	-	-

(1)	“INR” means Indian rupees, “USD” means United States dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	June 30, 2019				June 30, 2018
	Non – Current		Current		Non – Current		Current
Foreign currency borrowing by the parent company	Rs.	1,722	Rs.	3,451	Rs.	3,454	Rs.	1,729
Foreign currency borrowing by the Swiss subsidiary(1)		13,726		-		15,819		1,383
Foreign currency borrowing by the German subsidiary(2)		-		-		2,175		1,087
Obligations under leases		1,209		654		552		57
	Rs.	16,657	Rs.	4,105	Rs.	22,000	Rs.	4,256

(1)	Swiss subsidiary refers to Dr. Reddy’s Laboratories, SA
(2)	German subsidiary refers to Reddy Holding GmbH

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12.	Loans and borrowings (continued)

Long-term borrowings (continued)

All the foregoing loan agreements impose various financial covenants on the Company. As of June 30, 2019, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under leases) as at June 30, 2019 and March 31, 2019 were as follows:

As of
	June 30, 2019		March 31, 2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	USD	1 Month LIBOR + 70 to 82.7 bps	USD	1 Month LIBOR + 70 to 105 bps
	-	-	EUR	0.81%

(1)	“USD” means United States dollars and “EUR” means Euros.

(2)	“LIBOR” means the London Inter-bank Offered Rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.47,365 and Rs.47,134 as of June 30, 2019 and March 31, 2019, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

13.	Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the three months ended June 30,
	2019		2018
(Gain)/loss on sale/disposal of property, plant and equipment and other intangibles, net	Rs.	(5)	Rs.	(68)
Sale of spent chemicals		(73)		(93)
Scrap sales		(47)		(41)
Miscellaneous income, net(1)		(3,634)		(101)
	Rs.	(3,759)	Rs.	(303)

(1) Miscellaneous income, net includes an amount of Rs.3,457 (U.S.$ 50) received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID ® brand capsules, (Lenalidomide) pending before Health Canada.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	For the three months ended June 30,
	2019		2018
Interest income	Rs.	225	Rs.	133
Fair value changes and profit on sale of mutual funds		311		108
Foreign exchange gain		154		110
Finance income (A)	Rs.	690	Rs.	351
Interest expense		(297)		(195)
Finance expense (B)	Rs.	(297)	Rs.	(195)
Finance (expense)/income, net [(A)+(B)]	Rs.	393	Rs.	156

15.	Share capital and share premium

The following table presents the changes in number of equity shares and amount of equity share capital for the three months ended June 30, 2019 and June 30, 2018:

	As of
	June 30, 2019			June 30, 2018
	Number	Amount		Number	Amount
Opening number of equity shares/share capital	166,065,948	Rs.	830	165,910,907	Rs.	830
Add: Equity shares issued pursuant to employee stock option plan(1)	47,892		1	62,321		0
Closing number of equity shares/share capital	166,113,840	Rs.	831	165,973,228	Rs.	830
Treasury shares(2)	397,100	Rs.	1,009	-		-

(1)	During the three months ended June 30, 2019 and 2018, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the“ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. As at June 30, 2019 and March 31, 2019, the ESOS Trust purchased had 397,100 and 217,976 shares, respectively from the secondary market for an aggregate consideration of Rs.1,009 and Rs.535, respectively. Refer to Note 16 of these financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”) each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the three months ended June 30, 2019 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	46,680	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	84,142	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	61,700	Rs.	2,814.00	1 to 4 years	5 years
DRL 2018 Plan	167,500	Rs.	2,814.00	1 to 4 years	5 years

The above grants were made on May 16, 2019.

The terms and conditions of the grants made during the three months ended June 30, 2018 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	4,892	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	19,306	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	102,960	Rs.	1,982.00	1 to 4 years	5 years

The above grants were made on May 21, 2018.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 16, 2019		May 16, 2019		May 21, 2018
Expected volatility		28.25%		29.29%		32.97%
Exercise price	Rs.	2,814.00	Rs.	5.00		Rs.5.00 / Rs.1,982.00
Option life		5.0 Years		2.5 Years		2.5 Years
Risk-free interest rate		7.14%		6.76%		7.46%
Expected dividends		0.71%		0.71%		1.06%
Grant date share price	Rs.	2,801.00	Rs.	2,801.00	Rs.	1,893.05

Share-based payment expense

	For the three months ended June 30,
	2019		2018
Equity settled share-based payment expense(1)	Rs.	136	Rs.	84
Cash settled share-based payment expense(2)		7		20
	Rs.	143	Rs.	104

(1)	As of June 30, 2019, there was Rs.920 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.27 years.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of June 30, 2019, there was Rs.68 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.92 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The liability recorded by the Company towards this obligation was Rs.44 and Rs.26 as at June 30, 2019 and March 31, 2019, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.966 and Rs.1,089 as at June 30, 2019 and March 31, 2019, respectively.

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the three months ended June 30, 2019 and 2018 was 22.0% and 8.9%, respectively. Income tax expense was Rs.1,872 for the three months ended June 30, 2019, as compared to income tax expense of Rs.446 for the three months ended June 30, 2018.

The effective rates of tax for the three months ended June 30, 2018 was lower as compared to three months ended June 30, 2019, primarily on account of the following:

a)	resolution of a certain tax matter in the Company’s favor, resulting in a reversal of income tax expense pertaining to earlier years; and

b)	changes in the Company’s jurisdictional mix of earnings (i.e., decrease in the proportion of the Company’s profits from lower tax jurisdictions and an increase in the proportion of the Company’s profits from higher tax jurisdictions) for the three months ended June 30, 2019, as compared to the three months ended June 30, 2018.

Total tax benefits of Rs.23 and Rs.258 for the three months ended June 30, 2019 and 2018, respectively, were recognized directly in the equity.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited (“Green Park Hospitality”) for catering services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) for sale of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc.,USA for professional consulting services;
•	Shravya Publications Pvt. Ltd. for professional consulting services;
•	Cancelled Plans LLP for sale of scrap materials;
•	DRES Energy Private Limited for purchase of services; and
•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the three months ended June 30,
	2019		2018
Research and development services received	Rs.	26	Rs.	16
Research and development services provided		25		-
Contributions towards social development		37		56
Hotel expenses		6		8
Catering services		92		46
Lease rentals paid		9		9
Civil works		2		21
Salaries to relatives of Key Management Personnel		3		2
Sale of goods		1		-
Others		2		-

The Company had the following amounts due from related parties as at the following dates:

	As at
	June 30, 2019		March 31, 2019
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties(1)		452		106

(1) During the three months ended June 30, 2019, the Company recognized an amount of Rs.392 (U.S.$ 5.7), representing its share of dividend declared by the equity accounted affiliate, Reddy Kunshan. The amount of dividend income is adjusted against the carrying amount of investment in the consolidated financial statements.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Related parties (continued)

The Company had the following amounts due to related parties as at the following dates:

	As at
	June 30, 2019		March 31, 2019
Due to related parties	Rs.	20	Rs.	80

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the three months ended June 30,
	2019		2018
Salaries and other benefits	Rs.	161	Rs.	174
Contributions to defined contribution plans		9		9
Commission to directors		75		59
Share-based payments expense		36		31
	Rs.	281	Rs.	273

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

20.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2019 and 2018:

Depreciation	For the three months ended June 30,
	2019		2018
Cost of revenues	Rs.	1,599	Rs.	1,616
Selling, general and administrative expenses		288		189
Research and development expenses		237		315
	Rs.	2,124	Rs.	2,120

Amortization	For the three months ended June 30,
	2019		2018
Selling, general and administrative expenses	Rs.	859	Rs.	765
Cost of revenues		70		68
Research and development expenses		30		30
	Rs.	959	Rs.	863

Employee benefits	For the three months ended June 30,
	2019		2018
Cost of revenues	Rs.	2,804	Rs.	2,740
Selling, general and administrative expenses		4,665		4,383
Research and development expenses		1,146		1,248
	Rs.	8,615	Rs.	8,371

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 35 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2019 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the “Delaware District Court”), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product.  In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the U.S. immediately following the U.S. FDA approval on June 14, 2018. Indivior has appealed the Delaware District Court’s decision to the U.S. Court of Appeals for the Federal Circuit (“Court of Appeals”). Oral argument on Indivior’s appeal occurred on April 2, 2018. On July 12, 2019, the Court of Appeals affirmed the Delaware District Court’s ruling that the Company’s generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware case (U.S. Patent Nos. 8,603,514 and 8,900,497).

After the Delaware Court’s decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional patents (US 9,687,454, US 9,855,221 and US 9,931,305) in the U.S. District Court for the District of New Jersey, styled Indivior Inc. et al. v. Dr. Reddy’s Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.) (the “New Jersey District Court”). Following the launch, on June 15, 2018, Indivior PLC (“Indivior”) filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court.  Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three patents at issue in the New Jersey District Court.  Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States.  Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior.  Under the Order, Indivior was required to and did post a bond of $72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision and Court of Appeals agreed to expedite the appeal.

The Court of Appeals heard oral argument on the Company’s appeal on October 4, 2018. On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. On December 20, 2018, Indivior filed a petition seeking rehearing of the appeal and the Court of Appeals asked the Company to respond to Indivior’s petition. The Company filed its response to Indivior’s petition, for rehearing on January 17, 2019. On February 4, 2019, the Federal Circuit Court denied Indivior’s petition for rehearing. Indivior subsequently filed two emergency motions in the Federal Circuit Court to stay issuance of the mandate to vacate the preliminary injunction, which the Federal Circuit Court denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate. Indivior’s petition was denied by the Chief Justice of the U.S. Supreme Court on February 19, 2019 and the mandate was issued on the same day. The Company resumed its launch of its generic Suboxone product after the mandate was issued.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies (continued)

On November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of the ’454 patent. The said litigation is ongoing before the New Jersey District Court and also before the Patent Trial and Appeal Board (“PTAB”). On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. A final decision is expected from the PTAB by June 2020.

The Company intends to vigorously defend its positions and pursue a claim for damages caused by the preliminary injunction. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

Glenmark Litigation

In November 2017, the Company received a letter from Glenmark Farmaceutica Ltda and Glenmark Pharmaceuticals Limited (collectively “Glenmark”), for invocation of arbitration under a distribution agreement and a deed of assignment relating to a product between the Company and Glenmark. Glenmark alleged that the non-supply of the product by the Company severely affected the value of the intellectual property and goodwill and asserted claims to recover the loss along with interest and penalties from the Company.

 In March 2018, an arbitrator was appointed by the Supreme Court of India at Glenmark’s request. Since then, Glenmark filed a claim statement and the Company filed its response against the claim along with a counter claim. Inspection of documents along with filing of statement of Admissions and Denials has been completed. Further, additional documents were filed both by Glenmark and the Company for which the statement of Admissions and Denials is not completed. Currently the cross examination of Glenmark’s witness is in progress.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable. No provision was made in the interim financial statements of the Company.

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the “APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions).

The APP Appellate Board’s decision was challenged by one of the petitioners that was pending in the National Green Tribunal, Delhi.

During the three months ended June, 2019, the appeals filed by one of the petitioners against the Orders of the Appellate Authority, Andhra Pradesh were disposed of as the same did not survive for consideration.

The NGT, Delhi has passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute (NEERI), and Telangana State Pollution Control Board to ascertain the present status of pollution issues in Medak, Ranga Reddy, Mahaboobanagar and Nalagonda districts in the State of Telangana particularly in Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies (continued)

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

Indirect taxes related matters

Distribution of input service tax credits

As disclosed in Form 20-F for the year ended March 31, 2019, the Central Excise Authorities have issued various demand notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities.

In addition to that disclosed in Form 20-F for the year ended March 31, 2019, during the three months ended June 30, 2019, the Company submitted its response to the notice received for the period covered from April 2016 to June 2017.

The Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these interim financial statements as of June 30, 2019.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.477. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these interim financial statements as of June 30, 2019.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

Tabulated below are the further updates with respect to the aforementioned sites:

Month and year	Update
February, March and April 2017	The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada.

June 2017	The U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda was successfully closed.

November 2017	The Company received EIRs from the U.S. FDA for the oncology manufacturing facility at Duvvada which indicated that the inspection status of this facility remained unchanged.

February 2018	The Company received EIRs from the U.S. FDA for API manufacturing facility at Srikakulam which indicated that the inspection status of this facility remained unchanged.

June 2018	The Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada.

October 2018	The re-inspection was completed for the oncology formulation manufacturing facility at Duvvada and the U.S. FDA issued a Form 483 with eight observations.

November 2018	The Company responded to the observations identified by the U.S. FDA for the oncology formulation manufacturing facility at Duvvada in October 2018.

February 2019	The U.S. FDA issued an EIR indicating successful closure of the audit of the oncology formulation manufacturing facility at Duvvada.

With respect to the API manufacturing facility at Srikakulam, subsequent to the receipt of EIR in February 2018, the Company was asked, in October 2018, to carry out certain detailed investigations and analyses and the Company submitted the results of the investigations and analyses. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with U.S. FDA, a re- inspection would be conducted for the site.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Receipt of warning letter from the U.S. FDA (continued)

Inspection of other facilities:

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities:

Located in India

Month and year	Unit	Details of observations
June 2018	API Srikakulam Plant (SEZ)	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in August 2018.

November 2018	Formulations Srikakulam Plant (SEZ) Unit II	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in February 2019.

January-April 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an EIR indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.

January 2019	API manufacturing Plant at Miryalaguda, Nalgonda

One observation was noted. The Company responded to the observation.

In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility is determined as Voluntary Action Initiated (“VAI”).

January-April 2019	Formulations manufacturing facility at Bachupally, Hyderabad

Eleven observations were noted. The Company responded to the observations in January 2019.

In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility is determined as Voluntary Action Initiated (“VAI”).

March to June 2019	Aurigene Discovery Technologies Limited, Hyderabad	No observations noted. In June 2019, the Company received an EIR from the U.S. FDA indicating the closure of audit for this facility.

June 2019	Formulations manufacturing plants,Duvvada {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX)}	Two observations were noted. The Company responded to the observations and awaiting an EIR.

July 2019	API Hyderabad plant 2, Bollaram, Hyderabad	Five observations were noted during U.S. FDA inspection. The company is in the process of responding to the observations.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Revenue from contracts with customers

	For the three months ended June 30,
	2019		2018
Sales	Rs.	37,624	Rs.	36,507
Service income		577		439
License fees		234		261
	Rs.	38,435	Rs.	37,207

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2019		2018
India	Rs.	7,628	Rs.	6,821
United States		17,089		17,708
Russia		3,964		3,788
Others		9,754		8,890
	Rs.	38,435	Rs.	37,207

Refund liabilities on account of sales returns amounting to Rs.3,518 and Rs.3,581 as of June 30, 2019 and March 31, 2019, respectively, have been included in provisions forming part of current liabilities.

24.	Trade and other receivables

	As of
	June 30, 2019		March 31, 2019
Current
Trade and other receivables, gross	Rs.	39,076	Rs.	41,041
Less: Allowance for credit losses		(1,231)		(1,172)
Trade and other receivables, net	Rs.	37,845	Rs.	39,869

Non-current
Trade and other receivables, gross(1)	Rs.	116	Rs.	113
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	116	Rs.	113

(1) Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

The Company entered into an arrangement with bank for sale of trade receivables. Under the arrangement, the Company sold to the Bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed with the Bank after considering the credit worthiness of the customers and also other contractual terms with the customer including any gross to net adjustments due to rebates, discounts etc. from the contracted amounts, such that the receivables are sold at a value that is generally lower than the net amount receivable from its customers towards its trade receivables. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank and accordingly, the same are derecognized in the Balance Sheet.

As on June 30, 2019 and March 31, 2019, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.7,422 (U.S.$108) and Rs.7,592 (U.S.$110), respectively.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25. The Board of Directors, at its meeting held on 29 July 2019, has approved the amalgamation (the ‘Scheme’) of Dr. Reddy’s Holdings Limited (DRHL), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the ‘Company’) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

26.	Subsequent events

Definitive agreement with Upsher-Smith Laboratories, LLC

On June 14, 2019 the Company entered into a definitive agreement with Upsher-Smith Laboratories, LLC (Upsher-Smith), pursuant to which the Company would sell its US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”), which are commercialized through its wholly owned subsidiary, Promius Pharma, LLC.

Under the agreement, the Company will receive U.S.$70 as upfront consideration, U.S.$40.5 in near term milestones and additional financial considerations including, existing contractual obligation and inventory. Subsequently, the Company will receive sales based royalties on a quarterly basis.

As the closing of the transaction was subject to various closing conditions including antitrust review under Hart-Scott-Rodino Act, the Company did not recognize any revenue during the three months ended June 30, 2019.

In July 2019, upon completion of all the closing conditions, the Company recognized the revenue in accordance with IFRS 15.

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ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report and Form 20-F for the fiscal year ended March 31, 2019 which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Three months ended June 30, 2019 compared to the three months ended June 30, 2018

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended June 30,
	2019			2018
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	38,435	100.00%	Rs.	37,207	100.00%	3%
Gross profit		19,859	51.7%		20,728	55.7%	(4)%
Selling, general and administrative expenses		12,065	31.4%		12,106	32.5%	0%
Research and development expenses		3,609	9.4%		4,157	11.2%	(13)%
Other income, net		(3,759)	(9.8)%		(303)	(0.8)%	1141%
Results from operating activities		7,944	20.7%		4,768	12.8%	67%
Finance income, net		393	1.0%		156	0.4%	152%
Share of profit of equity accounted investees, net of tax		163	0.4%		83	0.2%	96%
Profit before tax		8,500	22.1%		5,007	13.5%	70%
Tax expense		1,872	4.9%		446	1.2%	320%
Profit for the period		6,628	17.2%		4,561	12.3%	45%

Revenues

Our overall consolidated revenues were Rs.38,435 million for the three months ended June 30, 2019, an increase of 3% as compared to Rs.37,207 million for the three months ended June 30, 2018.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2019			2018
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	32,982	86%	Rs.	30,636	82%	8%
Pharmaceutical Services and Active Ingredients		4,539	12%		5,409	15%	(16)%
Proprietary Products		281	0%		726	2%	(61)%
Others		633	2%		436	1%	45%
Total	Rs.	38,435	100%	Rs.	37,207	100%	3%

33

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.32,982 million for the three months ended June 30, 2019, an increase of 8% as compared to Rs.30,636 million for the three months ended June 30, 2018.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	9% increase on account of introduction of new products during the period;

•	10% increase on account of increase in the sales volume of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 12% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.16,323 million for the three months ended June 30, 2019, an increase of 2.6% as compared to the three months ended June 30, 2018. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 1.1% in the three months ended June 30, 2019 as compared to the three months ended June 30, 2018.

This decrease in revenues was largely attributable to the price erosion in certain of our existing products; which was offset by volume increase in existing products and new product launches between July 1, 2018 and June 30, 2019, such as OTC esomeprazole, sevelamer sachet, daptomycin, vitamin k.

During the three months ended June 30, 2019, we launched five new products in North America (the United States and Canada). These new products are daptomycin, testosterone gel, tobramycin, vitamin k, OTC calcium carbonate. We also re-launched Isotretinoin.

During the three months ended June 30, 2019, we made one new ANDA filing to the U.S. FDA. As of June 30, 2019, we had 107 filings pending approval with the U.S. FDA, which includes 104 ANDA and three NDA filed under section 505(b)(2). Out of these 104 ANDA filings, 58 are Paragraph IV filings and we believe we are the first to file with respect to 34 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2019 were Rs.6,960 million, an increase of 15% as compared to the three months ended June 30, 2018. This increase was largely attributable to the increase in existing products sales volume and price and contribution from new product launches during the period.

According to IQVIA in its Moving Quarterly Total report for the three months ended June 30, 2019, our secondary sales in India increased by 13.0% during such period, as compared to the India pharmaceutical market’s growth of 10.4% during such period. During the three months ended June 30, 2019, we launched eight brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, China, South Africa and Brazil) for the three months ended June 30, 2019 were Rs.7,295 million, an increase of 10% as compared to the three months ended June 30, 2018.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2019 were Rs.3,964 million, an increase of 4.6% as compared to the three months ended June 30, 2018. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 5.5%. The increase in revenues was primarily on account of an increase in prices of our existing products and contribution from new products launched between July 1, 2018 and June 30, 2019. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended June 30, 2019 were 36% of our total revenues from Russia.

34

According to IQVIA, as per its report for the two months ended May 30, 2019, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the two months ended May 30, 2018, was as follows:

	For the two months ended May 30, 2019
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	8.5%	0.7%	9.3%	2.0%
Over-the-counter (OTC)	(1.3)%	(8.8)%	(1.7)%	(7.6)%
Total (Rx + OTC)	3.9%	(2.8)%	3.8%	(4.5)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,206 million for the three months ended June 30, 2019, an increase of 2% as compared to the three months ended June 30, 2018. This increase was largely attributable to additional revenues from new products launched between July 1, 2018 and June 30, 2019 and increase in sales price of our existing products, partially offset by a decline in the sales volumes.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France and Spain. Such revenues were Rs.2,404 million for the three months ended June 30, 2019, an increase of 19% as compared to the three months ended June 30, 2018. This increase was primarily on account of increase in volumes of our existing products and new products launched between July 1, 2018 and June 30, 2019; the foregoing was partly offset by decrease in prices of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,127 million for the three months ended June 30, 2019, an increase of 27% as compared to the three months ended June 30, 2018. This increase was contributed by an increase in the sales volumes of our existing products and new products launched between July 1, 2018 and June 30, 2019, partially offset by a reduction in the price of existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2019 were Rs.4,539 million, a decrease of 16% as compared to Rs.5,409 million for the three months ended June 30, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease is largely attributable to a decline in sales volume of existing products.

During the three months ended June 30, 2019, we filed seven Drug Master Files (“DMFs”) across the world.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.281 million for the three months ended June 30, 2019, a decrease of 61% as compared to Rs.726 million for the three months ended June 30, 2018. This decrease is primarily due to out-licensing of the Derma brands during the financial year 2019.

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Gross Profit

Our total gross profit was Rs.19,859 million for the three months ended June 30, 2019, representing 51.7% of our revenues for that period, as compared to Rs.20,728 million for the three months ended June 30, 2018, representing 55.7% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2019			2018
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	19,007	57.6%	Rs.	18,756	61.2%
Pharmaceutical Services and Active Ingredients		325	7.2%		1,185	21.9%
Proprietary Products		207	73.7%		594	81.8%
Others		320	50.5%		193	44.3%
Total	Rs.	19,859	51.7%	Rs.	20,728	55.7%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment declined to 57.6% for the three months ended June 30, 2019 from 61.2% for the three months ended June 30, 2018. This decrease was primarily from price erosion in some of our key existing products during the period partly offset by introduction of new products with higher margin.

The gross profits from our PSAI segment decreased to 7.2% for the three months ended June 30, 2019, from 21.9% for the three months ended June 30, 2018. This decrease was primarily due to lower sales in the quarter ended June 30, 2019, whereas the manufacturing overheads are largely at similar levels as that of the quarter ended June 30, 2018.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,065 million for the three months ended June 30, 2019, a decrease of 0.3% as compared to Rs.12,106 million for the three months ended June 30, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to the following:

•	3% decrease due to decrease in legal & professional expenses; and

•	2.7% increase due to increase in personnel costs, primarily on account of new recruitments during the intervening period and impact of annual promotions.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 31.4% for the three months ended June 30, 2019 from 32.5% for the three months ended June 30, 2018.

Research and development expenses

Our research and development expenses were Rs.3,609 million for the three months ended June 30, 2019, a decrease of 13% as compared to Rs.4,157 million for the three months ended June 30, 2018. This decrease was majorly on account of a reduction in expenditure in the proprietary products segment.

As a proportion of our total revenues, our research and development expenses is at 9.4% for the three months ended June 30, 2019 compared to 11.2% for the three months ended June 30, 2018.

Other (income)/expense, net

Our net other income was Rs. 3,759 million for the three months ended June 30, 2019, as compared to net other income of Rs. 303 million for the three months ended June 30, 2018. This increase was largely on account of Rs. 3,457 million received from Celgene pursuant to an agreement entered towards settlement of any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

36

Finance income/(expense), net

Our net finance income was Rs.393 million for the three months ended June 30, 2019, as compared to net finance income of Rs.156 million for the three months ended June 30, 2018. This increase in net finance income was due to the following:

•	profit on sale of investments and unrealized gains on investments recorded at fair value through profit and loss of Rs. 311 million for the three months ended June 30, 2019, as compared to profit on sale of investments of Rs.108 million for the three months ended June 30, 2018;

•	net interest expense of Rs.72 million for the three months ended June 30, 2019, as compared to net interest expense of Rs.62 million for the three months ended June 30, 2018; and

•	net foreign exchange gain of Rs.154 million for the three months ended June 30, 2019, as compared to net foreign exchange gain of Rs.110 million for the three months ended June 30, 2018.

Profit before tax

As a result of the above, our profit before tax was Rs.8,500 million for the three months ended June 30, 2019, as compared to Rs.5,007 million for the three months ended June 30, 2018.

Tax expense

Our consolidated weighted average tax rate was 22.0% for the three months ended June 30, 2019, as compared to 8.9% for the three months ended June 30, 2018. The effective rate for the three months ended June 30, 2018 was lower as compared to the three months ended June 30, 2019 primarily on account of the changes in the Company’s jurisdictional mix of earnings (i.e., decrease in the proportion of the Company’s profits from lower tax jurisdictions and an increase in the proportion of the Company’s profits from higher tax jurisdictions) for the three months ended June 30, 2019, as compared to the three months ended June 30, 2018. Further, resolution of a certain tax matter in the Company’s favor resulting in a reversal of income tax expense pertaining to earlier years also contributed to the lower tax rate.

Our tax expense was Rs.1,872 million for the three months ended June 30, 2019, as compared to Rs.446 million for the three months ended June 30, 2018.

Profit for the period

As a result of the above, our net profit was Rs.6,628 million for the three months ended June 30, 2019, representing 17.2% of our total revenues for such period, as compared to Rs.4,561 million for the three months ended June 30, 2018, representing 12.3% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of June 30, 2019:

	Amount		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	5,866	USD	1 Month LIBOR + 16.5 to 30 bps
Other borrowings		7,759	USD	1 Month LIBOR + 78 bps
			RUB	8.49%
			ZAR	1M JIBAR+120 bps
			MXN	TIIE + 1.25%
			INR	8.45%
Long-term borrowings		18,899	USD	1 Month LIBOR + 70 to 82.7 bps

(1) “INR” means Indian rupees, “USD” means United States dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia and “ZAR” means South African rand.

(2)“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2019		2018
Net cash from/(used in):
Operating activities	Rs.	9,833	Rs.	(5,022)
Investing activities		(3,691)		3,462
Financing activities		(6,313)		1,194
Net decrease in cash and cash equivalents	Rs.	(171)	Rs.	(366)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.47,365 million available in credit under revolving credit facilities with banks as of June 30, 2019. We had no other material unused sources of liquidity as of June 30, 2019.

38

Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.9,833 million for the three months ended June 30, 2019, as compared to a cash outflow of Rs.5,022 million for the three months ended June 30, 2018.

The increase in net cash inflow of Rs.14,855 million was due to a temporary decrease in working capital requirements, primarily on account of an decrease in our trade receivables and inventories as of June 30, 2019.

Our average days’ sales outstanding (“DSO”) as at June 30, 2019, March 31, 2019 and June 30, 2018 were 90 days, 90 days and 115 days, respectively. There is no significant change in the DSO as compared to March 31, 2019. The decrease in our DSO as compared to June 30, 2018 was primarily on account of sale of our trade receivables in North America(Refer note no. 24).

Cash Flows from Investing Activities

Our investing activities resulted in a net cash outflow of Rs.3,691 million and an inflow of Rs.3,462 million for the three months ended June 30, 2019 and 2018, respectively. This was primarily due to:

•	an increase in net cash outflow primarily on account of purchase of investments in bonds and debentures, fixed deposits having an original maturity of more than three months and mutual funds by Rs.2,776 million for the three months ended June 30, 2019; and

•	an increase in net cash inflow on account of sale of investments in mutual funds and redemption of fixed deposits having an original maturity of more than three months by Rs.5,564 million for the three months ended June 30, 2018 which is partially offset by purchase of property, plant and equipment and other intangible assets, net of discards of Rs.2,187 million.

Cash Flows from Financing Activities

Our financing activities resulted in a net cash outflow of Rs.6,313 million and a net cash inflow of Rs.1,194 million for the three months ended June 30, 2019 and 2018, respectively.

During the three months ended June 30, 2019, our cash outflow was primarily attributable to repayment of long-term borrowings of Rs.6,913 million. During the three months ended June 30, 2018, our cash inflow was primarily attributable to additional short-term borrowings, net taken of Rs.1,583 million.

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: July 29, 2019	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

41